INVEST IN **BEE**

Uber, blockchain & AI had a mortgage baby


You're pre-approved for
$280,000
20 year fixed rate
3.750%
$1,660
15 year fixed rate
3.250%
$1,967

beemortgageapp.com   Ponte Vedra Beach, FL

Technology · Female Founder · Minority Founder · Mobile Apps · Home Tech

Highlights

1. $2.5M+ raised • 2 Trademarks • Licensed in FL, IN, CO, MT, SC and opening more states now
2. Verified pre-approvals <8½ minutes • 3x faster than Rocket Mortgage • Can close in less than 2 weeks
3. Lean & eff'in mean: $124,000 raise = 16 months of runway (burning $7,500/mo)
4. Featured NBC News, Washington Post, Bankrate, TD Ameritrade TV, Housingwire, TIME, Business Insider
5. Team experienced in mobile app dev, mortgage lending, real estate and blockchain/AI/ML automation
6. Innovation with broad social impact + women & minority founded
7. Mobile innovation for $3.1 Trillion market
8. Known for • Instant pre-approvals • Low rates • Fast closings

Our Team

Curtis Wood Co-founder & CEO



Curtis Wood Co-founder & CEO

Licensed Mortgage Loan Originator NMLS 1308125 | Developer | Certified blockchain expert | Previous: TIAA Bank, PHH Mortgage, iMobile3

> Bee is a mortgage app founded by one husband, a wife and a couch surfer 🏄 who believed they could improve the wealth gap by making mortgages simple, affordable, and accessible to everyone.



Cynthia Wood Co-founder & COO

Designer & Developer | Top ranking woman in blockchain | Certified blockchain expert | Previous: Harden



Matt Offers Co-founder & CTO

As CTO, Matt oversees all technical responsibilities for Bee's products development. Previous: Optimal Blue, Pavaso.



Scott Miller Board Member

Co-founder & Vice Chairman, BillGO. With a Masters in Accounting along with 2 successful exits to date and his current company a unicorn, Scott brings expertise to Bee's board vital to guiding leadership on strategy and execution.



Bryan Schroeder Board Member

Director, Global Marketing Solutions at Meta (previously Facebook). One of the world's top social media user engagement data scientists, Bryan provides expert user engagement advise to the product development team. Previous: Yahoo!, WebOS, and 3Com.



Mindy Barker CFO & Advisor

Mindy serves as an advisor and Bee's fractional CFO and has years of financial officer experience in addition to being a published author and member of the Seattle Angels.



Brian Catron Board Member

Start-up expert with multiple 7-figure exits. Currently managing multi-million business across multiple states.



Ken Allen Board Member

20+ years senior level risk management, fraud, digital ID, KYC/AML expert. Held senior level positions at Western Union, Capital One, and Equifax. Led rollout of The Work Number.

"This is Uber for the mortgage industry!"

The only thing home buyers need, an app. None of the calls or pressure.


4:05
Log In


Welcome!
Are you buying or refinancing?
I'm buying a home

> *"I didn't have to talk anybody. I didn't have to grab any of my bank statements or investment accounts - not a single piece of paper... And I had my pre-approval letter in less than 10 minutes after I downloaded the app." - Mark*

Using smart contracts and AI, Bee can fully pre-approve a home buyer in less than 8.5 minutes *with* verified income and assets, without any human involvement or pesky phone calls. (Currently testing with beta audience.)

Pre-approval in minutes, any time of [your] day

- Instant decision with verified credit, income, and assets
- Customize and generate a new pre-approval letter on the fly

Get a loan on your terms

- No hassle or pressure from a salesperson
- Track and manage your loan every step of the way all from your phone

100% mobile experience, from shopping through closing

Researching


$450,000
$375,000

See how much home you can afford and get a real, personalized rate.

Making Offers


Steps to pre-approval

Your credit, income, and assets are verified instantly when applying for a pre-approval letter.

Processing & Closing



Track your loan every step of the way. Even closing is done on mobile.

Everything from rate shopping through closing can be done from your couch. Getting pre-approved is as easy as answering a simple set of questions. Bee will keep you updated through the rest of the underwriting process and you'll finish with a virtual closing.It feels like you're being guided through the process by an expert, just without the pesky phone calls and emails.

Web3 automation streamlines the process and reduces the cost of loan origination

SIMPLE & CONVENIENT · STREAMLINED PROCESSING · BUILT ON AI & BLOCKCHAIN · MISSION-DRIVEN


Bee's intelligent loan processing sets up our borrowers and employees for success
Bee's Mobile App
Customer
Byrdie AI Loan System
Loan Team
byrdie
Bee's Intelligent Loan Processing
Automate
Generate Data & Assign Tasks
Decision
Process Data & Run Calculations
Validate
Execute Smart Contract
Third-Party Data
APIs
Ethereum Blockchain
Protocol
1 Byrdie eliminates time-consuming tasks such as requesting/reviewing docs and data entry.
2 All users involved interact with just one system, creating a seamless and connected experience.
3 Our system processes files with more speed and accuracy: AI processes form data and smart contracts validate it as meeting underwriting guidelines.

Our tech does the heavy lifting, so that our employees can work efficiently and our customers can focus on finding their new home.

> ***Borrower data is automated, AI processed and smart contract approved.***

How does this compare with the competition?


SIMPLE & CONVENIENT
STREAMLINED PROCESSING
BUILT ON AI & BLOCKCHAIN
MISSION-DRIVEN
Blockchain and data enables automation which reduces the cost of loan origination
Replacing manual tasks
with technology
results in huge savings
Loan Officer
Application
Processor
Doc Collection
Underwriter
Verify Info
Mobile Experience
AI Processed Data
Smart Contract Verified
14 days saved during closing cycle 3
67% savings in loan origination costs 4
3x loan production efficiency 5
Avg. Cost to Originate: $8,555 1
Bee's Est. Cost to Originate: $2,850 2
Instant pre-approvals + Low rates
1.Freddie Mac, Cost to Originate Study: How Digital Offerings Impact Loan Production Costs, Nov 2021, 2-5. Bee: Calculated impact of automation on cycle time and time required on tasks, projected for 2025

Bee can fully pre-approve a home buyer 300% faster than Rocket Mortgage. In just a few minutes, as opposed to est. 45 minutes.

Bee-cause of this cool tech, we estimate Bee will close loans 14 days faster than the industry average - **at 1/3 of the cost.**

Bee has 3 things other lenders do not:

1. A mobile app providing users a new mobile UX customers compare to Uber.

2. Web3 technology powering the mobile app and acquiring customers at 1/3 the cost of competitors.

3. A go-to-market opportunity similar to Uber and unique to Bee.

Here's what we've accomplished since we launched


bee
What Customers & Agents Are Saying About Bee
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2019 Idea & Research

Idea for a mortgage app powered by AI & smart contracts instead of loan officers and processors (the 1st & 3rd biggest cost to originate a mortgage)

Talked with some buddies in the industry and no one was focused on blockchain, AI or a mobile UX

Plowed Cynthia with lot's of wine and talked her into letting me resign from my 6-figure/ yr job at the bank to start Bee

Incorporated

Designed data automation and applied for provisional patent

Applied for trademark

2020 $300k Pre-seed

Avengers dev team Assembled

Released Version 1.0, an easy to use buying calculator

App featured in national news media

Launched initial branding phase of Bee as a home buyer's app

10,000+ 1.0 app DLs

2021 Major Development Year

$3M Seed round (partly on Wefunder)

Scaled dev team

Developed and tested all automation for pre-approval sequence

Obtained Florida mortgage license

Prepared for A round

2022 Product Success

Q1 Private beta: Bee fully pre-approves a borrower *with* verified income and assets in less than 8.5 minutes (300% faster than Rocket Mortgage), with NO human task

Featured in major media outlets for product features and expert market commentary

Begin generating small revenue from closed loans

Branding Bee for instant

human task management

Major advertising launch on Facebook, Instagram, LinkedIn, Twitter, YouTube, TikTok

Branding Bee for instant pre-approvals, low rates and fast closings via actual mortgage customers

2023 Marketing Through Storm

SINGIN' IN THE RAIN

Trademark BEE in two classes: 9 - Downloadable Software & 36 - Mortgage Lending

Bee reduces overhead, cuts costs, and prepares for a nuclear mortgage winter

Major marketing performance improvements

SEO: Bee ranked very highly on page 1 on 100+ high value keywords on Google, Yahoo and Bing

Bee survives 2023 with ad channels running all year

Meta Ads	
Page likes	+1,210 (1st month: 32)
Post engagement	+22,884 (1st month: 300)
Page engagement	+23,854 (1st month: 92)
Link clicks	+3,276 (1st month: 191)
Reach	+97,751 (1st month: 6,656)

Facebook		
Followers	+1,343	89%
Reach	+54,046	20%

Instagram		
Followers	+45	20%

YouTube		
Views	+16,800	282%
Watch time	+166.6	88%
Subscribers	+29	0%

2023 ends with MAJOR market improvements



7.00%
6.50%
6.00%
5.70%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
Jan 2023
April 2023
July 2023
Oct 2023
bee

Inflation is down



7.80%
7.60%
7.40%
7.20%
7.00%
6.80%
6.60%
Oct 15
Oct 29
Nov 12
Nov 26
Dec 10
Dec 24


Mortgage rates are dropping causing Bee's revenue to grow as people take advantage of lower rates


Sam Altman, Determination, Entrepreneur
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> *Sam Altman, CEO of OpenAI, talks about the single greatest quality for a startup founder to have: determination.*

List of all the lenders who went out of business, did massive layoffs, or got acquired at a fire sale.


2023 MAJOR wins
Inflation and mortgage rates are falling
= lot's of new loan volume and revenue next year
Bee weathered the storm of 2023
While many others did not, thinning the heard
Bee marketed throughout the entire year
Giving us a major advantage over those who didn't
As Sam Altman says, "the most underrated quality of all is being really determined."
We were determined this year to make it - for our mission, each other, and our investors - no matter what, and we did



Team
Leadership
Curtis Wood
CEO & CO-FOUNDER
BOARD CHAIRMAN
NMLS 1308125
Cynthia Wood
COO & CO-FOUNDER
BOARD SECRETARY
Matt Offers
VP OF PRODUCT &
CO-FOUNDER
BOARD MEMBER
Mindy Barker
CFO & ADVISOR
phinx
Phinx Lab
DEVELOPMENT
PARTNER
Sabina Vayner
TRADEMARK ATTORNEY
Yuri Eliezer
PATENT ATTORNEY
Board Members
Scott Miller
Co-Founder, BillGo
Bryan Schroeder
Director, Facebook
Ken Allen
COO, Choice
Brian Catron
Founder & President, Clearwater

Our road to launch 🚀

The Plan

Wefunder Bridge round to extend our runway to

Q3 2024	Q4 2024	
Complete Our App	**Open 7 New States**	**Series A Round**
Build	Test & Iterate	Cap & Grow
• Finish the end-to-end mobile experience • Refine all automated processes	• Acquire customers in new markets • Test all automation with expansive mortgage data	• Capitalize company for more expansion • Begin transition to direct lender

Downloads

Wefunder 2024 Investment Deck 2.0.pdf